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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D


Under the Securities Exchange Act of 1934


Andros Incorporated
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

0000345281
(CUSIP Number)

Steven A. Cohen, 520 Madison Avenue - 7th Floor, New York, New York 10022 (212) 826-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 1995
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Check the following box if a fee is being paid with the statement
[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

SCHEDULE 13D


CUSIP No. 0000345281


1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

S.A.C. Capital Management, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]  (b) [  ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*
WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH
7 SOLE VOTING POWER
None

8 SHARED VOTING POWER
329,600

9 SOLE DISPOSITIVE POWER
None

10 SHARED DISPOSITIVE POWER
329,600

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
329,600

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [  ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.27%

14 TYPE OF REPORTING PERSON*
PN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the "Shares") of Andros Incorporated (the
"Company") with its principal executive offices located at 2332
Fourth Street, Berkeley, California  94710-2402.

Item 2. Identity and Background

This Schedule 13D is being filed by S.A.C. Capital Management, L.P., a Delaware limited partnership (the "Reporting Person"). The Reporting Person is an investment partnership engaged primarily in the active trading of securities and, to a lesser extent, in the trading of commodity interests. Steven A. Cohen and S.A.C. Capital Management, Inc., a Delaware corporation ("S.A.C."), are the general partners of the Reporting Person. S.A.C.'s sole shareholder, director, and President is Mr. Cohen. Scott J. Lederman, Barry M. Skalka, and Terence E. Fox are each Executive Vice Presidents of S.A.C. The business offices of the Reporting Person, Mr. Cohen, S.A.C., Mr. Lederman, Mr. Skalka, and Mr. Fox are located at 520 Madison Avenue - 7th Floor, New York, New York 10022.

None of the Reporting Person, Mr. Cohen, S.A.C., Mr. Lederman, Mr. Skalka, or Mr. Fox have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected any of them to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cohen, Mr. Lederman, Mr. Skalka, and Mr. Fox are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds (including commissions) required by the Reporting Person to purchase the Shares owned directly by it was $5,446,439.31. All funds used by the Reporting Person to purchase the Shares were derived from the Reporting Person's working capital. Such funds may include margin debt incurred from time to time in the ordinary course of business pursuant to a customary margin agreement with Spear, Leeds & Kellogg.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Shares for the purpose of investment because it believes the Shares represented a favorable investment opportunity. The Reporting Person is evaluating and will continue to evaluate the investment potential of the Shares. Depending on various factors including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, the Reporting Person may in the future take such actions with respect to such holdings in the Company as it deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

Except as set forth above, as of the date of this Schedule, neither the Reporting Person, Mr. Cohen, nor S.A.C. has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 329,600 Shares representing 7.27% of the 4,535,500 Shares reported by the Company as outstanding as of January 29, 1995.

(b) As general partners of the Reporting Person, Mr. Cohen and S.A.C. share with the Reporting Person the power to vote and dispose of all the Shares owned directly by the Reporting Person
As a result, Mr. Cohen and S.A.C. are deemed to beneficially own the Shares owned by the Reporting Person Mr. Lederman, Mr. Skalka, and Mr. Fox do not beneficially own any Shares other than in their capacities as Executive Vice Presidents of S.A.C.

(c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected during the past 60 days by either the Reporting Person, Mr. Cohen or S.A.C.

(d) The partners in the Reporting Person have an economic interest in any dividends from, and the proceeds of sales of the Shares owned directly by the Reporting Person

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

No exhibits are required to be filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 1995

S.A.C. Capital Management L.P.

By: S.A.C. Capital Management, Inc.
Its General Partner

By:  /s/ STEVEN A. COHEN
     _________________________
     Steven A. Cohen, President

ANNEX 1

Transactions by Reporting Person in Common Stock of
Andros Incorporated within 60 days of
June 6, 1995

                       Number of Shares         Average Price
Trade Date             Bought/(Sold) (1)        per Share (2)
- -----------            ------------------       --------------

04/11/95                1,800                   15.3540
04/12/95                3,000                   15.4375
04/13/95                6,000                   15.5300
04/17/95                2,500                   15.3125
04/18/95                2,500                   15.3125
04/18/95               20,000                   15.5000
04/18/95                2,200                   15.5000
04/26/95               10,000                   16.6250
04/26/95               14,000                   16.5000
04/27/95                  900                   16.5000
04/27/95               15,000                   16.5833
05/04/95               35,000                   16.6250
05/04/95               20,000                   16.7500
05/05/95                3,000                   16.6250
05/08/95                5,000                   16.8750
06/06/95               10,000                   16.8750
06/06/95               27,500                   16.7500
06/06/95                1,000                   16.7500
06/06/95               27,500                   16.6875
06/06/95               10,000                   16.8750
0606/95                25,200                   16.8750
06/07/95                2,000                   16.8125
06/07/95               15,000                   16.8750
06/08/95               21,500                   16.9855

(1) Unless otherwise indicated, all transactions were effected on the NASDAQ.